Form C

Cover Page

Name of issuer:

NODABL Networks, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of incorporation/organization: DE

Date of organization: January 22, 2019

Physical address of issuer:

Headquarters

408 Water St
Waxahachie, TX 75165
United States

Website of issuer:

https://www.nodabl.com

Name of intermediary through which the offering will be conducted:

Fundify Portal, LLC

CIK number of intermediary:

1788777

CRD number, if applicable, of intermediary:

306519

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

Issuer has entered into a Listing Agreement with Fundify Portal, LLC to pay a success fee consisting of a 7.5% (seven and one-half percent) based on the dollar amount of securities sold in the Offering. This fee is to be paid upon disbursement of funds from Issuer's Fund America escrow account at the time of a closing, based on the Issuer achieving at least the target raise amount as specified in the Offering. The fee will be paid in cash and in securities of the Issuer under the same

exact terms as those offered to the general public in the Offering. The percentage of the split between cash and securities is typically 6.0% in cash and 1.5% in securities, subject to negotiation and as specified in the Listing Agreement.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

Not applicable

Type of security offered:

Other

If Other, describe the security offered:

SAFE

Target number of securities to be offered:

25,000

Price:

$1

Target offering amount:

$25,000

Oversubscriptions accepted:

Yes

If yes, disclose how oversubscriptions will be allocated:

First-come, first-served basis

Maximum offering amount (if different from target offering amount):

$250,000

Deadline to reach the target offering amount:

July 15, 2022 at 10:59 PM CDT

Current number of employees:

5 (3 full time employees and 2 contributing on a part-time basis)

Company financials:

	Most recent fiscal year	Prior fiscal year
Total Assets	$3,171	$2,500
Cash & Cash Equivalents	$3,171	$2,500
Accounts Receivable	--	--
Short-term Debt	$11,743	--
Long-term Debt	--	--

	Most recent fiscal year	Prior fiscal year
Revenues/Sales	--	--
Cost of Goods Sold	--	--
Taxes Paid	--	--
Net Income	$(13,811)	$(19,660)

Select the jurisdictions in which the issuer intends to offer the securities:

☑ Alabama	☑ Kentucky	☑ North Dakota
☑ Alaska	☑ Louisiana	☑ Ohio
☑ Arizona	☑ Maine	☑ Oklahoma
☑ Arkansas	☑ Maryland	☑ Oregon
☑ California	☑ Massachusetts	☑ Pennsylvania
☑ Colorado	☑ Michigan	☑ Rhode Island
☑ Connecticut	☑ Minnesota	☑ South Carolina
☑ Delaware	☑ Mississippi	☑ South Dakota
☑ District Of Columbia	☑ Missouri	☑ Tennessee
☑ Florida	☑ Montana	☑ Texas
☑ Georgia	☑ Nebraska	☑ Utah
☑ Hawaii	☑ Nevada	☑ Vermont
☑ Idaho	☑ New Hampshire	☑ Virginia
☑ Illinois	☑ New Jersey	☑ Washington
☑ Indiana	☑ New Mexico	☑ West Virginia
☑ Iowa	☑ New York	☑ Wisconsin
☑ Kansas	☑ North Carolina	☑ Wyoming

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that

information.

THE COMPANY

1. Name of issuer:

NODABL Networks, Inc.

COMPANY ELIGIBILITY

2. Check this box to certify that all of the following statements are true for the issuer.:

☑ Yes

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Instructions:

If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?:

No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.:

Director Name	Principal Occupation	Year Joined as Director	Status
William M. Metteauer			Part Time

Previous positions

Position	Responsibilities	Start date	End date
Marketing Director	Responsible for creating sales and marketing collateral, general project management, and for management of the NODABL website.	April 1, 2019	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
Texzon Utilities	Director of Marketing	Acquiring customers for Texzon by helping companies implement strategies to control and reduce energy costs.	National energy management and procurement firm operating in deregulated energy markets.	January 1, 2011	

Director Name	Principal Occupation	Year Joined as Director	Status
Aroon Tungare	Executive management	January 22, 2019	Full Time

Previous positions

Position	Responsibilities	Start date	End date
CEO	Company strategy, capital allocation, OEM channel partner relationships, customer engagements, and fund raising	January 22, 2019	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
Sonim Technologies Inc.	VP of IPR and Innovation	Provide company wide leadership on IPR and innovation matters. Assisted Sonim secure a $ 10 M investment from Motorola Solutions and assisted CEO with SEC filings for taking the company public on NASDAQ in May 2019.	1875 S Grant St, Suite 750, San Mateo, CA 94402	June 15, 2017	February 28, 2020

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
Motorola/Motorola Solutions	Senior Director	Managed Motorola Solutions portfolio of 9500 patent assets; R&D role at Motorola leading a PhD centric team of over 100 staff at research centers in US, Germany, and S Korea.	1301 East Algonquin Rd, Schaumburg, IL	December 15, 1995	December 14, 2014

Director Name	Principal Occupation	Year Joined as Director	Status
Stephen Wilson	Executive Management	January 22, 2019	Full Time

Previous positions

Position	Responsibilities	Start date	End date
Secretary & Treasurer	Responsible for setting the company direction, driving sales, and the general financial wellbeing of the company.	January 22, 2019	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
Texzon Utilities	CEO	Responsible for management and overall profitability of the business.	Electricity and energy brokerage in deregulated markets in the U.S.	January 1, 2004	

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.:

Officer Name	Title	Date Joined	Status
Thomas Zurawski	CTO	October 1, 2019	Full Time

Previous positions

Position	Responsibilities	Start date	End date

Position	Responsibilities	Start date	End date
CTO	Responsible for network design, installation, and start-up	October 1, 2019	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
Verizon	Senior RF Engineer	Performance analysis of 4G & 5G small cell deployments	Nationwide wireless telecommunications network operator	April 1, 2019	

Officer Name	Title	Date Joined	Status
Aroon Tungare	CEO	January 22, 2019	Full Time

Previous positions

Position	Responsibilities	Start date	End date
CEO	Company strategy, capital allocation, OEM channel partner relationships, customer engagements, and fund raising	January 22, 2019	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
Sonim Technologies Inc.	VP of IPR and Innovation	Provide company wide leadership on IPR and innovation matters. Assisted Sonim secure a $ 10 M investment from Motorola Solutions and assisted CEO with SEC filings for taking the company public on NASDAQ in May 2019.	1875 S Grant St, Suite 750, San Mateo, CA 94402	June 15, 2017	February 28, 2020
Motorola/Motorola Solutions	Senior Director	Managed Motorola Solutions portfolio of 9500 patent assets; R&D role at Motorola leading a PhD centric team of over 100 staff at research centers in US, Germany, and S Korea.	1301 East Algonquin Rd, Schaumburg, IL	December 15, 1995	December 14, 2014

Officer Name	Title	Date Joined	Status
Stephen Wilson	Secretary & Treasurer	January 22, 2019	Full Time

Previous positions

Position	Responsibilities	Start date	End date
Secretary & Treasurer	Responsible for setting the company direction, driving sales, and the general financial wellbeing of the company.	January 22, 2019	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
Texzon Utilities	CEO	Responsible for management and overall profitability of the business.	Electricity and energy brokerage in deregulated markets in the U.S.	January 1, 2004	

Officer Name	Title	Date Joined	Status
Batwing Innovations Inc. **Aroon Tungare	Holding Entity	January 22, 2019	Full Time

Previous positions

Position	Responsibilities	Start date	End date
NA	NA	October 22, 2021	October 22, 2021

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
NA	NA	NA	NA	October 22, 2021	October 22, 2021

Officer Name	Title	Date Joined	Status
Texzon Utilities, Ltd. **Stephen Wilson	Holding Entity	January 22, 2019	Full Time

Wilson	Entity	2019	Time

Previous positions

Position	Responsibilities	Start date	End date
NA	NA	October 22, 2021	October 22, 2021

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
NA	NA	NA	NA	October 22, 2021	

Officer Name	Title	Date Joined	Status
Suncoast Tower Solutions LLC **Thomas Zurawski	Holding Entity	October 1, 2019	Full Time

Previous positions

Position	Responsibilities	Start date	End date
NA	NA	October 22, 2021	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
NA	NA	NA	NA	October 22, 2021	

Instructions:

For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date,

who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.:

Name	No. and Class of Securities now Held	% of Voting Power Prior to Offering
Batwing Innovations Inc. **Aroon Tungare	4,000,000 shares of Common Shares	38%
Texzon Utilities, Ltd. **Stephen Wilson	6,000,000 shares of Common Shares	57%

Instructions:

he above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.:

Definitions

"Customers" refers generally to enterprises, organizations, or other entities who purchase products and services from NODABL for use by their workers or others in the field or in the workplace.

"Strategic Partners" refers to select OEMs who provide NODABL with technology, equipment, software, solution, or services at preferred prices which NODABL, in turn, deploys to the Customer. NODABL, as such, is a "channel partner" to such OEMs.

"Development Partners" refers to individuals, businesses, or entities who act as sales partners or "go-to-market" channel partners of NODABL and help introduce NODABL to customers in various vertical markets.

"Vendors" refers to subcontractors to whom NODABL outsources certain specialty tasks related to

design, installation, product, or other services for the customer.

"End Users" refers to workers and others who use our products and services in the field or workplace.

Overview

NODABL aims to become the nation's leading provider of private broadband 4G/LTE and 5G networks and services that enable people, communities, and enterprises to flourish. We provide wireless networks that are secure, cloud-centric, and lightning fast, and offer them to customers as end-to-end turnkey solutions along with flexible business models. Each network sale is typically accompanied by a 3- to 10-year recurring revenue stream from managed services.

Enterprises today face indeterminate risks, uncontrolled costs, and unmanageable operational complexity because their broadband connectivity is a hodge-podge of cellular connectivity provided by nationwide wireless carriers, wired services provided by Internet Service Providers (ISPs), enterprise owned wired and WiFi networks, wired IP security cameras, and walkie-talkie style two-way radio communications. Enterprises who want to leverage the power of data through Analytics and Artificial Intelligence look to NODABL for secure networks that provide mobility, real time visibility to operational data, and the ability to instantly communicate with "man or machine" via voice, video, and data.

The Covid-19 pandemic highlighted the inequality that exists for broadband access in rural and unserved urban/suburban communities across the nation. When school districts were forced to close schools and implement distance learning, they realized that many students in poor communities did not have adequate broadband access in their homes. Schools looking to remedy the situation turn to NODABL for private wireless 4G/LTE and 5G networks to extend the secure and excellent broadband access available at schools into the students' homes.

The Federal government is providing significant funding to K-12 schools, higher education institutions, cities, counties, and tribal administrations to improve the local broadband infrastructure. At the same time the FCC (Federal Communications Commission) is making available large chunks of mid-band spectrum to drive adoption of broadband and 5G. The Covid-19 pandemic along with federal funding and release of spectrum by the FCC has created a perfect storm of opportunity for rapid deployments of NODABL's private wireless 4G/LTE and 5G networks.

NODABL is a System Integrator (SI) and Managed Services Provider (MSP) and, therefore, a *de facto* private network operator. We have several world class OEMs as Strategic Partners including Motorola Solutions, Nokia, and Celona. The Strategic Partners provide the cellular technology and a cloud-hosted solution platform. NODABL seeks out customers in different industry verticals and customizes the OEM solution to the needs of the customer. We offer our customers end-to-end services from network design to network installation to network launch to post-launch network monitoring and support. We additionally provide cloud-hosted value-added services such as Push-to-Talk, Video Monitoring, etc. on the network. With multiple Strategic Partners, we act as a trusted advisor to our customers and have the flexibility to offer the most appropriate technical solution at

the most optimal price. Since August 2020 NODABL has operated a Motorola Solutions "Nitro" network at our offices in Waxahachie, TX, which we use to demo network features and use cases to prospective customers.

NODABL employs a two-pronged go-to-market strategy. We 1) market and sell directly to customers and, 2) market our networks and services through a select group of Development Partners. The Development Partners have expertise in specific industry verticals (education, city/municipal government, etc.) and have well established relationships with key decision makers at the target customer organizations. The Development Partners work on a contingency basis and are only compensated when NODABL wins a customer contract.

NODABL offers its customers business model flexibility in purchasing our networks and services. We presently offer customers three options as summarized below.

1. CAPEX Model. In this option the customer pays upfront for all the network equipment and design, installation, etc. site services. The customer further has a typically a 3- to 5-year renewable managed services agreement for cloud-hosted services and network management.
2. OPEX/Subscription Model. In this option the customer leases the network equipment on a monthly subscription basis. Upfront costs are lower but monthly subscription costs are higher as they include equipment subscriptions in addition to managed services subscriptions.
3. 3rd Party Financing Model. NODABL has relationships with several equipment leasing and financing companies that can cover the Total Cost of Ownership (TCO) of the network and services for the customer on a fixed monthly lease basis with terms ranging from 3 to 5 years.

Our Industry

Continuous technology evolution is the hallmark of the wireless industry. Over the past 30+ years cellular technology has evolved from 2G to 3G to 4G, and we are now just starting the transition to 5G. With each generation the data speeds have become faster, latency lower, and spectrum use more efficient.

Having access to wireless spectrum is a vital commodity in offering wireless networks and services. The wireless industry has traditionally been dominated by large, nationwide cellular services providers such as AT&T, Verizon, and T-Mobile because these companies alone had the deep pockets to spend billions of dollars in acquiring nationwide spectrum licenses. Regulatory changes and technology advances are, however, rapidly changing the industry and allowing new entrants such as NODABL to offer affordable private broadband networks to enterprises both large and small.

To spur competition and drive broadband adoption the FCC made significant changes to spectrum licensing rules and made certain bandwidth of spectrum available for use on unlicensed basis. More specifically, the FCC released 150 MHz of CBRS (Citizens Broadband Radio Services) Band 48 spectrum from 3.55 GHz to 3.7 GHz for shared commercial and federal use under dynamic spectrum sharing rules. The FCC created three tiers of users for the spectrum. Tier I users are the incumbent federal users – mostly fixed satellite stations and naval ships who use the spectrum on a limited basis for sea to shore communication. Through a spectrum auction in 2020, the FCC further offered seven 10 MHz channel licenses on a county-by-county basis creating a set of Tier II Priority Access License (PAL) users with no PAL licensee getting more than 3 channel licenses per county. A total of 22,631 licenses were awarded across 3,233 U.S. counties. The remaining 80 MHz of spectrum was left unlicensed for Tier III General Authorized Access (GAA) users. Per dynamic spectrum sharing rules, Tier I users have highest priority for spectrum access followed by Tier II users who are followed by Tier III users. The availability of unlicensed and lightly licensed CBRS spectrum on a county-by-county basis removed spectrum as an entry barrier and has made possible for NODABL to offer private cellular networks to its customers.

A key technology change benefiting NODABL is the transition of the very expensive core cellular network (Evolved Packet Core or EPC) to the cloud. Cloud hosting of the EPC allows large numbers of customers to securely share the core network thus making private cellular networks affordable to enterprises both large and small. This also allows a company such as NODABL to compete effectively with established nationwide wireless carriers like Verizon, AT&T, and T-Mobile who traditionally have leveraged their proprietary EPC core.

In summary, the regulatory changes and technology advances are disrupting the status-quo in the wireless industry and have positioned NODABL for success in the newly emerging and fast-growing market for private cellular broadband networks and services.

Our Product and Solution

NODABL has Strategic Partner relationships with Motorola Solutions, Nokia, and Celona, and offers its customers cloud hosted networks from the three OEMs. While each OEM has differentiating nuances, at a platform level the solutions are quite similar. Each NODABL product and solution platform therefore consists of three main components, namely,

1. Customer site deployed **On-Prem Radio Access Network** (RAN) comprising of indoor and outdoor radios, networking equipment such as firewalls, switches, and gateways, and web-based portals for device management.

2. **Cloud Hosted Services** that include core EPC functions of network control, security, access managements, communication between private network and outside networks including the internet, spectrum coordination functions, and cloud hosted applications. The EPC core is connected to each customer's RAN via a secure Virtual Private Network (VPN) connection.

3. **End User Devices** such as radios, smartphones, tablets, computers, video cameras,

sensors, etc. that are deployed at the customer's site and connect to the network. Customers can select from a large variety of CBRS Band 48 enabled end user devices that work on the network including smartphones, tablets, and laptops from Apple, Samsung, Google, Motorola, and others.

The private broadband network solutions offered by NODABL fall into two categories based on network scale, namely, Enterprise Campus Networks and Wide Area Networks. Both network types are custom designed by NODABL and optimized for Coverage, Capacity, and Cost.

Enterprise Campus Networks

These indoor/outdoor networks are deployed as overlay LTE/5G networks over existing enterprise broadband infrastructure and support business-critical broadband, narrowband, and IOT applications securely behind the enterprise firewall. Data in motion and at rest is end-to-end encrypted and stays securely behind the enterprise firewall. Enterprises retain full control over the network without being burdened with the task of managing a complex cellular network. That task is performed by NODABL and our strategic partners.

5G in a Box - NODABL believes that the early successful 5G deployments are going to be self-contained networks in enterprise environments such as manufacturing, distribution centers, warehouses, etc. where automation provides a competitive edge. For such use cases, NODABL is developing a rapidly deployable "5G-in-a-Box" indoor/outdoor solution using the CBRS spectrum.

Wide Area Networks

These are mostly outdoor networks and are targeted at non-campus applications such as K-12 Distance Learning, Fixed Wireless Access (FWA) in rural and underserved communities, and for city or county wide networks for Smart City/Smart County services. There is a growing demand for wide area networks from K-12 schools and city and county governments who are looking to utilize the America Rescue Plan Act (ARPA) funds they have received from the Federal government to improve local broadband infrastructure.

Exemplary Use Cases:

1. *Distance Learning*

The Covid-19 pandemic highlighted the inequality that exists for broadband access in rural and unserved urban/suburban communities across the nation. When school districts were forced to close schools and implement distance learning, they realized that many students in poor communities did not have adequate broadband access in their homes. Schools looking to remedy the situation turn to NODABL for private wireless 4G/LTE and 5G networks to extend the secure and excellent broadband access available at schools into the students' homes.

2. Industry 4.0

Enterprises today face indeterminate risks, uncontrolled costs, and unmanageable operational complexity because their broadband connectivity is a hodge-podge of cellular connectivity provided by nationwide wireless carriers, wired services provided by Internet Service Providers (ISPs), enterprise owned wired and WiFi networks, wired IP security cameras, and walkie-talkie style two-way radio communications. Enterprises who want to leverage the power of data through Analytics

and Artificial Intelligence look to NODABL for secure networks that provide mobility, real time visibility to operational data, and the ability to instantly communicate with "man or machine" via voice, video, and data.

3. Smart City Networks

Cities large and small across the nation are looking to improve operational efficiencies, provide free broadband access in public spaces, and offer its residents smart city services. Such cities are turning to NODABL to implement city wide wireless networks that the cities can use for business critical narrowband, broadband, and IoT (Internet of Things) applications.

Our Target Markets

Our solution, essentially "Network as a Service," is a new-to-the-industry offering with tremendous growth potential across multiple verticals. The networks can be deployed at different scales all the way from wide area networks covering 20 square miles to enterprise scale campus networks covering only 20 acres. The chart below from *Grandview Research* shows the explosive growth predicted for Private LTE and 5G networks from 2019 to 2027 with a compound annual growth rate (CAGR) of 17%. The growth is fueled in part by the availability of the CBRS spectrum and the growth in Internet of Things (IoT) applications across numerous industry verticals including manufacturing, energy, warehousing, transportation & logistics, and smart cities. NODABL expects to secure revenue from both hardware and services sales in our target verticals.



K-12 Opportunity

The Covid-19 pandemic highlighted unique challenges for K-12 Distance Learning that can be addressed using NODABL's private networks. There are currently 16,800 school districts in the U.S. representing the Total Available Market (TAM) in the K-12 vertical. Due to the vast sums of grant money directed at K-12 schools by the Federal government, school districts are looking to rapidly deploy Distance Learning technologies. Even at a very conservative 0.5% market penetration, NODABL can expect to deploy 80 to 100 such networks for school districts throughout

the country in the next three years. At an average network sale of $ 2.0M, this represents a revenue opportunity of between $ 160 M to $ 200 M over the next three years.

Local Government Opportunity

NODABL is targeting Tier 3 and 4 cities with populations between 10,000 to 50,000 for Smart City/Community Broadband networks. The chart below is a histogram of the number of cities with different population sizes. There are 2313 cities in the U.S. with populations between 10,000 and 50,000 representing the serviceable market (SAM) for NODABL in this vertical. At a modest estimate of 3% market capture, NODABL has an opportunity to deploy ~ 70 networks throughout the country over the next three years. At an average CAPEX of $ 3M per deployment, this vertical represents a NODABL revenue opportunity of $ 210 M over the next three years.



Our Strategy

- **Establish NODABL as the preferred nationwide provider of private networks and services.** We intend to aggressively address the serviceable market in our target verticals (K-12 and Higher Education, City and Local Governments, and Manufacturing) and then expand to additional verticals. By establishing NODABL in our target verticals we will be able to raise brand awareness which will help us gain traction in newer verticals.

- **Grow our Strategic Partners from three to five OEMs**. We presently have three world class OEMs in Nokia, Motorola Solutions, and Celona as our strategic partners. To be able

to offer our customers with added solution flexibility, NODABL will look to add two additional OEM partners. NODABL is planning to add Ericsson as a strategic partner thus wrapping up three big private network OEMs (Nokia, Motorola Solutions, and Ericsson) as its partners.

- **Grow our Development Partners to address newer verticals.** NODABL presently has agreements with four Development Partners to address the K-12 education and city and local government verticals. Our strategy is to increase the Development Partners to ten within the next year and to make the Development Partner channel as our primary go-to-market channel.

- **Expand our service offering to B2C.** NODABL today is primarily a B2B (Business-to-Business) enterprise. In our discussions with cities and local governments it is evident that there is an opportunity for NODABL to not just be a B2B network operator but also a B2C (Business-to-Consumer) Internet Service Provider (ISP). As the opportunity arises, NODABL plans to expand service offerings to B2C either by ourselves or in partnership with established ISPs.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Risk Factors

Our business is subject to numerous risks and uncertainties as highlighted below.

- **NODABL is not yet revenue positive. While we have over $ 6 M in revenue worth of proposals under consideration by five customers, a commercial contract has not yet been awarded to NODABL.**

We expect to continue to expend financial and other resources in site visits, developing network designs and solutions for prospective customers. Additional general and administrative expenses include legal and accounting expenses related to the crowd funding offering and continued expansion of our sales and marketing efforts. These expenses may not result in increased revenues or growth in our business. If we are unable to increase our revenues at a rate sufficient to offset the expected increase in our costs, our business, operating results, and financial position may be harmed.

- **We rely on our Development Partners to generate a portion of our revenues. If these partners fail to perform or if we cannot enter into agreements on favorable terms, our operating results could be harmed.**

    Our Development Partners may be unsuccessful in marketing and selling our solutions in certain verticals. The agreements with some of our Development Partners are non-exclusive, and they can market and sell solutions that are competitive to ours. If they have better incentives to promote competitor products, it will require NODABL to match the incentives while simultaneously taking a cut in our margins. While NODABL additionally sells directly to customers, our Development Partners have expertise in various industry verticals and have established relationship with key stakeholders of potential customers that cannot be matched by direct sales through NODABL.

- **We are materially dependent on the adoption of our solutions in various industry verticals including manufacturing and retail enterprises; K-12 and higher education; city, county, and tribal governments; and other customers. If customers fail to purchase our solutions our revenues will be adversely affected.**

    K-12 and higher education and city, county, and tribal governments typically depend on Federal and State grants to implement capital projects. While implementation of private wireless networks is allowed use of funds received from CARES Act I, Supplement to CARES Act, and America Rescue Plan Act, the recipients may choose to use those funds for other purposes or may choose to deploy a competitor's solution. The buying process is often long and involves competitive bidding via RFPs (Request for Proposals). If we do not

    compete effectively, we will be unable to expand sales with such education and local government customers.

- **We participate in a competitive industry which may become even more competitive. Competitors with greater resources and more experience may be able to respond more quickly to changes in customer requirements.**

  While we have formidable and well-established OEMs as Strategic Partners, we also have growing competition from some established wireless System Integrators. Some of these System Integrators have considerable experience selling radio systems to enterprises and are now looking to expand their offerings to private 4G/LTE and 5G networks. Some of these same companies have well established relations with our Strategic Partners as well as other OEMs.

  Bearcom is one example of a competitor who has a 30-year relationship with Motorola Solutions selling radio systems - who is now a Motorola channel partner for private wireless networks. While private 4G/5G networks are a rapidly growing market and NODABL has first mover advantage, there are between 10 to 12 System Integrators who have entered or are looking to enter in this space.

  Furthermore, nationwide cellular service providers such as AT&T, Verizon, and T-Mobile have noticed the opportunity for providing private cellular networks to enterprises. Verizon has already announced plans to offer such networks and services to large enterprises, and AT&T and T-Mobile may follow suit. NODABL believes that due to the high degree of required customization and high carrier overheads, the networks offered by these nationwide carriers will be unaffordable except for the largest enterprises.

- **Defects in our solution implementation may reduce demand for our services, result in loss of sales, delay in market acceptance, or injury to our reputation which may adversely affect our business.**

  Implementing a private cellular network and integrating it into the customer's existing IP network can be very challenging. It involves complex software, equipment, assemblies, as well as spectrum grants for our network. We depend on software that is installed on the equipment by our OEM partners as well as cloud hosted services from our OEM Strategic Partners. Defects in the software or equipment as well as delays in providing security updates can cause loss of market acceptance or cause increased service and warranty expenses including potentially payment of damages. While we plan meticulously along with our Strategic Partners for every network deployment and have protocols in place for software

  and security updates, such defects can manifest themselves even after a flawless network launch.

- **Wireless networks are dependent on availability of spectrum. Our networks primarily utilize 150 MHz of unlicensed/lightly licensed CBRS Band 48 spectrum. We are dependent on spectrum grants from FCC certified Spectrum Access System administrators. Operating in or near major metropolitan areas where spectrum is a premium can be a challenge.**

  Much of our private network solution is dependent on getting General Access Authorization (GAA) use of the CBRS Band 48 spectrum. While there is 150 MHz of spectrum available, 70 MHz have been awarded in an auction to companies on a county-by-county basis as Priority Access Licenses (PAL). PAL license holders have priority access to the spectrum over GAA. Having access to only 80 MHz of unlicensed spectrum can potentially be an issue for us as we deploy networks in or near major metropolitan areas. NODABL has the opportunity to sublicense spectrum from PAL license holders but this then adds cost and can impact our bottom line if we are unable to pass on the costs to the customer.

- **Security risks of our networks being hacked triggering liability to our customers.**

  Hacking is a risk for both wired and wireless networks. Our OEM Strategic Partners mitigate the risks by monitoring the network 24/7 for security threats and proactively pushing security updates to the deployed networks. NODABL further mitigates its risks by securing indemnification from our Strategic Partners.

- **The wireless industry is fertile ground for Intellectual Property infringement claims particularly from non-practice entities (NPEs or patent trolls). We entirely rely on IP indemnification from our OEM Strategic Partners.**

  The telecom space is rife with non-practicing entities asserting patent infringement against operating companies. While our Strategic Partners provide us with IP indemnification, frivolous claims of infringement against NODABL can be a source of distraction to the management team and result in unnecessary legal expenses for the company. NODABL can confirm that no claim of patent infringement has been asserted against the company to date.

- **If our business does not grow as we expect or if we fail to manage our growth effectively, our operating results and business could suffer.**

  Our ability to successfully grow our business depends on a number of factors including our

Our ability to successfully grow our business depends on a number of factors including our ability to: a) accelerate adoption of our solution by customers, b) expand to new vertical markets, c) develop and deliver new products and services, d) increase awareness of the benefits of our solutions, and e) eventually expand beyond the US market.

As usage of our solution grows, we will need to continue to invest in updated solutions, technologies, security features, etc. In addition, we will need to appropriately scale our internal business systems and services organizations. Any failure or delay in these efforts could impair the performance of our solutions and reduce customer satisfaction.

A rapid growth could strain our managerial, operational, and financial resources, and will require continuous investment in several product and solutions areas. We are likely to recognize costs associated with these investments earlier than receiving some of the anticipated benefits, and the return on these investments may be lower or may develop more slowly than we expect, which could adversely impact our operating results.

- **Each network is custom designed and must meet certain customer Key Performance Indices (KPIs). Lengthy customization and KPI certification processes could impact our operational expenses and adversely affect our financial condition.**

Since each deployed network is custom designed to customer requirements, the networks have unique KPI certification requirements. Any delays or re-engineering necessary to meet KPI certification can result in added operating expenses, delayed revenue realization, and can adversely impact our reputation in the industry.

- **If we fail to adequately forecast demand for our solution, we could incur additional costs or suffer delays that can reduce our margins and delay revenue realization.**

Some of the core network equipment such as firewalls, switches, and gateways that we use for private wireless networks are also used extensively in data centers. Due to the explosive growth of data centers driven by Amazon, Google, Microsoft, and others, there is heavy demand and long delivery lead times for such equipment. Our OEM Strategic Partners maintain a lean inventory and depend on accurate forecasts of our requirements.

In addition, we often have extended sales cycles where after a proposal with pricing is sent to the customer a contract is not awarded to us within the 60-day period our prices are valid.

Our option at that point is to revisit the pricing and incur additional project delays or honor the original prices quoted and take a margin hit if our costs have gone up during the period.

- **We may not be able to continue to develop solutions that meet the customers' needs in an industry characterized by ongoing change and rapid technological advances.**

  The industry and markets we operate in are characterized by evolving industry standards, frequent product and service enhancements, increasing customization, rapid competitive developments, and changing customer requirements. Our future success is dependent on our ability to both effectively and economically adapt to this evolving environment.

- **Certified Professional Installer (CPI) license required from the FCC.**

  Since the CBRS spectrum used in our networks is a dynamically shared spectrum, the FCC requires that engineers entering network parameters in the FCC database are CPI licensed. While NODABL has CPI licensed engineers, any errors by NODABL engineers in entering the parameters for the hundreds of radios NODABL will deploy in the field can cause NODABL to run afoul of the FCC. This can result in delays or temporary forced shut-down of network(s) by the FCC.

- **Delays in local permitting can adversely affect network deployment timelines resulting in delays in realizing revenue.**

  Network deployment often involves building of new telecommunications infrastructure such a tall communications towers or installation of equipment on existing structures such as city water tanks, buildings, or light poles. These require issuance of permits by local authorities. Delays in receiving permits or failure to receive permits can substantially hinder our ability to deploy networks in a timely manner and can lead to both unanticipated costs or loss or revenue or both.

- **Expenses related to General Liability and Umbrella insurance.**

  NODABL presently maintains General Liability insurance. Furthermore, NODABL only employs the services of properly insured and qualified subcontractors. As our network deployments become more extensive, we will seek additional Umbrella coverage. While we expect our insurance costs to generally scale with our revenue, any claims against NODABL or a claim by NODABL can cause our insurance costs to substantially increase and adversely affect our financial bottom line.

- **The network deployment contracts with our customers may not result in actual revenue or profits.**

  Our customer sales and services agreements have a schedule of payments for services rendered. Due to the many business risk factors already identified (e.g., meeting customer Key Performance Indices) we may, however, never realize the full revenue potential from some of our customer contracts and some of our contracts may not result in a profit.

- **Impact of Covid-19.**

  The Covid-19 pandemic slowed down the economy in 2020 and 2021. Many enterprises have cut back on their capital and operational expenses. Since our network deployments involve some upfront capital spending and on-going operational expenses by the customers, our market traction on the enterprise front may be lower than forecasted and can result in our business expenses exceeding our ability to generate revenue.

- **Texzon Utilities, Ltd. and Batwing Innovations Inc. own 95% of the issued securities and will be able to control the company without input from investors in this offering.**

  Even when the SAFE converts to equity upon occurrence of a trigger event, the SAFE investor will be a minority securities holder and will not be able to influence the decisions of the company management.

- **The SAFE (Simple Agreement for Future Equity) security may never convert to equity.**

  Being able to invest in the early stages of a venture via a SAFE exposes' investors to certain risks as the investor is not getting a current equity stake in return. The SAFE converts to equity only when certain future triggering events occur. If a triggering event to convert SAFE to equity does not occur, the investor can be left with no equity in the venture.

- **Owning securities in NODABL can be a risky investment.**

  Due to the competitive nature of the industry, some incorrect decisions by the management team, or a variety of other unpredictable factors, NODABL may not be profitable in the future. In such an event the value of any securities held can drop substantially and the investor could face a financial loss.

- **Rolling Close**

The company's offering may involve a rolling close. In such cases, once the target amount of the offering has been met, Investors with accepted subscription agreements become the Company's Investors. Should a material change occur after the closing, you will no longer have the right to withdraw from the offering, regardless of such material change.

Instructions:

Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified. Add additional lines and number as appropriate.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?:

NODABL presently has a first mover market advantage and a significant opportunity to grow revenue rapidly in the next 1 to 2 years. The principal purpose of the offering is to obtain additional capital to support our operations and growth and to increase our visibility and traction in the market. The timing of our offering is designed to capitalize on our first mover advantage to drive growth. Our offering terms provide early investors an opportunity to lock-in a good return on investment at pre-money valuation.

10. How does the issuer intend to use the proceeds of this offering?:

The principal purpose of the Reg CF offering is to obtain additional capital to support our operations and growth, and to increase our visibility in the marketplace. We intend to use the net proceeds from this offering primarily for general corporate purposes including working capital, expanded sales and marketing, business development, and pre-sales engineering. The Table

below shows a breakdown of contemplated use of funds depending upon target amounts ($ 25,000, $ 50,000, $ 250,000, $ 500,000, or $ 1,000,000) raised in the campaign.

	Amount Raised									
	$25,000		$50,000		$250,000		$500,000		$1,000,000	
Target Spend	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount
Capital Raise Cost	8.50%	$2,125.00	8.50%	$4,250.00	10.00%	$25,000.00	8.50%	$42,500.00	8.50%	$85,000.00
Business Development	35.00%	$8,750.00	35.00%	$17,500.00	20.00%	$50,000.00	15.00%	$75,000.00	15.00%	$150,000.00
Legal & Marketing	10.00%	$2,500.00	10.00%	$5,000.00	10.00%	$25,000.00	8.00%	$40,000.00	5.00%	$50,000.00
Pre-Sales Engineering	30.00%	$7,500.00	30.00%	$15,000.00	30.00%	$75,000.00	20.00%	$100,000.00	15.00%	$150,000.00
Business Processes	1.50%	$375.00	1.50%	$750.00	15.00%	$37,500.00	8.50%	$42,500.00	7.00%	$70,000.00
Working Capital Reserve	15.00%	$3,750.00	15.00%	$7,500.00	15.00%	$37,500.00	10.00%	$50,000.00	9.50%	$95,000.00
Staff Compensation	0.00%	$0.00	0.00%	$0.00	0.00%	$0.00	15.00%	$75,000.00	20.00%	$200,000.00
Spectrum License Reserve	0.00%	$0.00	0.00%	$0.00	0.00%	$0.00	15.00%	$75,000.00	20.00%	$200,000.00
Totals	100.00%	$25,000.00	100.00%	$50,000.00	100.00%	$250,000.00	100.00%	$500,000.00	100.00%	$1,000,000.00

As is evident from the Table, most monies raised irrespective of the target reached will be deployed

towards revenue generating tasks of acquiring customers, namely, Business Development, Pre-Sales Engineering, and Marketing. NODABL typically expends a lot of funds in pre-sales as the initial network design and modeling for target customers is done without charge to the customer. The working capital reserve allows NODABL to outsource some tasks, aggressively pursue new opportunities, and bridge the gap between accounts receivables and NODABL expenses

As a young company, NODABL needs to establish robust business processes. Examples include processes for accounting (e.g., QuickBooks), outsourced hep desk services for customer support (e.g., from American Help Desk), automated recurring billing and quoting systems (e.g., from Mindcraft Pvt. Ltd. or Salesforce), RF modeling software (e.g., Atoll, IBWave) etc. A portion of the monies raised will be deployed towards establishing such core business processes.

Spectrum is a strategic asset for wireless networks, and we plan to use the Spectrum License Reserve funds to opportunistically acquire or license spectrum in rural geographically strategic markets. Since NODABL's current fulltime and part time staff have been uncompensated to date, we plan to use a portion of our net proceeds for modest compensation of the staff. We may also use a portion of the net proceeds to acquire or invest in complimentary businesses, although we currently have no agreements or understandings with respect to any such acquisitions or investments. Pending the use of funds as contemplated in the Table above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade investments, certificates of deposit or guaranteed obligations of the U.S, government

Instructions:

An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of

oversubcriptions. If you do not do so, you may later be required to amend your Form C. Fundify is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?:

NODABL Networks, Inc., will issue to investors the right to certain shares of the company's capital stock via a SAFE. See the SmartSAFE and Proxy related exhibit to this Form C or https://www.sec.gov/oiea/investor-alerts-and-bulletins/ib_safes for more information and description of risks on this type of agreement.

12. How can an investor cancel an investment commitment?:

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials

identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the

refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered:

This investment will be via a SAFE and associated Proxy. Both are available as Form C Exhibits available for download. We recommend that you have an attorney review for your benefit and at your expense.

NODABL Networks, Inc., a Delaware Corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth in the Agreements and excerpted in summary below. All other definitions, terms and conditions are defined in the SmartSAFE™ and associated voting rights Proxy agreement documents that accompany this Form C filing.

The **Target Number** of securities to be offered is 25,000

The **Maximum Number** of securities to be offered is 250,000

The **Price** per security offered is $1.00

The "**Discount**" is 20%

The "**Valuation Cap**" is $25,000,000

Incentives:

Investments made on or before Thursday April 21st

- Receive an additional 10% on your investment
- Any investments of $10,000 or more will receive another additional 5% (totaling 15%)

Investments made after Thursday, April 21st

- Before the campaign reaches $100,000, all investments will receive an additional 5%
- Any investments of $10,000 or more (regardless of amount raised previously) will receive another additional 5%

Key definitions excerpted from the SmartSAFE include:

Capital Stock means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock.**"

Conversion Price means either: (1) in the event that the per share price of the Standard Preferred Stock is computed on the basis of a pre-money valuation of equal to or greater than the Valuation Cap (without taking into account conversion of this SmartSAFE, any other outstanding SmartSAFEs, SAFEs, promissory notes and the like), the SmartSAFE Price, or (2) in the event that the per share price of the Standard Preferred Stock is computed on the basis of a premoney valuation of less than the Valuation Cap (without taking into account conversion of this

SmartSAFE, any other outstanding SmartSAFEs SAFE, promissory notes and the like), the Discount Price.

Equity Financing means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock [at a fixed pre-money valuation] OR [at a fixed pre-money valuation, with an aggregate sales price of not less than **$2,500,000** (excluding all Convertible Securities converting into SmartSAFE Preferred Stock or Preferred Stock)]. Note: Company to determine whether to include a threshold on the amount raised that would trigger a conversion of the Purchase Amount into SmartSAFE Preferred Stock. Omitting a threshold means that a small financing, at, potentially a low valuation, could trigger conversion in the First Equity Financing (or be utilized to determine the conversion price of the Purchase Amount in a Subsequent Equity Financing).

First Equity Financing Price shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Preferred Stock sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SmartSAFE Price.

SmartSAFE Preferred Stock means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to:
(i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price;
(ii) the basis for any dividend rights, if any, which will be based on the Conversion Price;
(iii) voting rights, pursuant to which the SmartSAFE Preferred Stock shall be non-voting Preferred Stock to the maximum extent permitted under applicable law;
(iv) the Information Waiver;
(v) the proxy granted pursuant to the Proxy Agreement; and
(vi) the Preferred Stock (and securities issuable upon conversion thereof) shall be subject to a right

of first refusal in favor of the Company or its designee, as may be set forth in the Bylaws of the Company.

Please refer to the complete SmartSAFE and associated Proxy Agreement documents for complete terms and conditions for this investment.

14. Do the securities offered have voting rights?:

No

15. Are there any limitations on any voting or other rights identified above?:

No

16. How may the terms of the securities being offered be modified?:

Any provision of this SmartSAFE may be amended, waived or modified (either generally or in a particular instance and either retroactively or prospectively) only upon the written consent of, or a written instrument signed by, the Company and the Investor, *provided, however*, that this SmartSAFE may be amended, together with all other SmartSAFEs, by agreement of the Company and holders of SmartSAFEs representing at least a majority in interest, based upon aggregate purchase amounts under all of the then issued and outstanding SmartSAFEs, so long as such amendment and/or waivers (i) are applicable to all SmartSAFEs; (ii) do not modify this provision; and (iii) do not reduce the Purchase Amount of this SmartSAFE or reduce the Discount Rate or Valuation Cap. The Company may amend any terms of the SmartSAFEs provided such amendments do not have a material or adverse effect on the holders of the SmartSAFE

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.:

Please refer to the SmartSAFE document for full information. The common shares of the company include voting rights and information and inspection rights per the company bylaws.

NODABL Networks, Inc., initially authorized 30,000,000 shares of common stock, with 10,526,310 issued common stock. The breakdown of shares are identified in the capitalization table included in this document.

The following was excerpted from the SmartSAFE

The following was excerpted from the SmartSAFE:

"**Company Capitalization**" means the sum of, as of immediately prior to the Equity Financing, of: (1) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants, and other convertible securities; but excluding (A) this SmartSAFE, (B) all other SAFEs and Convertible Securities convertible into Preferred Stock of the Company and (C) and convertibles that convert into a shadow series of preferred that is neither SmartSAFE Preferred Stock nor Standard Preferred Stock; and (2) all shares of Common Stock reserved and available for future grant under the Plans, but excluding, for the avoidance of doubt, any increase to the number of shares of Common Stock under any of the Plans, and/or any similar plan existing or to be created, in connection with the Equity Financing, in each case, immediately prior to a conversion of this SmartSAFE in connection with an Equity Financing.

"**SmartSAFE Preferred Stock**" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the First Equity Financing Price; (ii) the basis for any dividend rights, if any, which will be based on the First Equity Financing Price; (iii) voting rights, pursuant to which the SmartSAFE Preferred Stock shall be non-voting Preferred Stock to the maximum extent permitted under applicable law; (iv) the Information Waiver; (v) the proxy granted pursuant to the Proxy Agreement; and (vi) the Preferred Stock (and securities issuable upon conversion thereof) shall be subject to a right of first refusal in favor of the Company or its designee, as may be set forth in the Bylaws of the Company.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?:

The rights of the securities being offered may not be materially limited, diluted or qualified by the current rights of the common stock.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?:

Please refer to the SmartSAFE document for full information. The common shares of the company include voting rights and information and inspection rights per the company bylaws.

Excerpts from the SmartSAFE summarized below outline differences for the the Investor. The SmartSAFE is not secured by any of the assets of the Company, and will be subordinate in right of payment to all current and future indebtedness, including bank (and other financial institutions of a similar nature) indebtedness of the Company; provided, however, that notwithstanding the foregoing, this SmartSAFE, will rank *pari passu* to all other SmartSAFEs issued by the Company. In addition, the Investor is not entitled, as a holder of this SmartSAFE, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer upon the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any

meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?:

Not Applicable.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.:

The securities will not be a valued until a qualified funding event per the SmartSAFE agreement. Investment terms are outlined in the SmartSAFE document.

The valuation cap is based on the market and product knowhow, operating experience of the team, strategic partnerships with world class OEMs, and a revenue model that includes upfront and recurring revenue streams.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?:

Purchasing the securities involve certain risks of minority ownership in the company. As a minority shareholder, their votes may have no impact on votes concerning issues including but not limited to the future directions of the company, dilution of the shares, changing in voting rights, valuations of the shares, or the creation of new shares with additional voting rights or minimum valuation rights.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?:

Risk to purchasers, as minority shareholders, are the inability to impact the strategic direction of the company, operational decisions of the company and valuations or dilution of the shares.

24. Describe the material terms of any indebtedness of the issuer:

Not applicable. The company has no debt.

> **Instructions:**
>
> Name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?:

None

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of

the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

No

Instructions:

The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

Financial Condition of the issuer

27. Does the issuer have an operating history?:

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations:

The current financial status of the company includes limited cash balances, no revenue, no debt, and no previous equity offerings. To date NODABL has depended on cash and in-kind contributions from its owners to prepare customer project proposals and prime its revenue pipeline. Year to date in 2021 project proposals totaling over $ 6 M in revenue have been made to five customers. While we await award decisions by the customers, one or more customer contract wins will substantially increase our liquidity and cash balances through the first quarter of 2022. NODABL expects to secure between two to three customers contracts by first quarter 2022. In 2022 we will moderate our expenses to match actual revenue growth of the company.

Funds being raised through this offering will be used for additional business development including preparing proposals to several cities and counties in Texas for city/county wide networks, and a proposal to Navajo Nation to address broadband connectivity at 9 of the nation's 110 Chapters. If NODABL raises only between $25,000 to $ 250,000 through this offering, an additional funding round may become necessary.

> **Instructions:**
>
> The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

Financial Information

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please reference the attached appendix document "Financial Attestation"

Stakeholder Eligibility

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly)

remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

in connection with the purchase or sale of any security?:   No

involving the making of any false filing with the Commission?:   No

arising out of the conduct of the business of an

underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?:   No

Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

in connection with the purchase or sale of any security?:   No

involving the making of any false filing with the Commission?:   No

arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?:   No

Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

at the time of the filing of this offering statement bars the person from:

association with an entity regulated by such commission, authority, agency or officer?:   No

engaging in the business of securities, insurance or banking?:   No

engaging in savings association or credit union activities?:   No

constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?:   No

Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement::

suspends or revokes such person's registration as a
broker, dealer, municipal securities dealer, investment   No
adviser or funding portal?:

places limitations on the activities, functions or operations
of such person?:   No

bars such person from being associated with any entity or
from participating in the offering of any penny stock?:   No

Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

any scienter-based anti-fraud provision of the federal
securities laws, including without limitation Section 17(a)
(1) of the Securities Act, Section 10(b) of the Exchange
Act, Section 15(c)(1) of the Exchange Act and Section   No
206(1) of the Investment Advisers Act of 1940 or any
other rule or regulation thereunder?:

Section 5 of the Securities Act?:   No

Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?:

No

Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement

filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?:

No

Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?:

No

No

> **Note:**
>
> If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

> **Instructions:**
>
> Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.
>
> No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include::

    1. any other material information presented to investors; and
    2. such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Not Applicable.

> **Instructions:**
>
> If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
>
> (a) a description of the material content of such information;
>
> (b) a description of the format in which such disclosure is presented; and
>
> (c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than::

    Within 120 days after the end of the company's fiscal year.

33. Once posted, the annual report may be found on the issuer's website at:

www.nodabl.com